Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of NCI Building Systems, Inc. pertaining to the NCI Building Systems, Inc. 2003 Long-Term Incentive Plan (333-124266 and 333-111139), the NCI Building Systems, Inc. Nonqualified Stock Option Plan (333-34899 and 333-12921), the NCI Building Systems, Inc. 401(k) Profit Sharing Plan (333-111142), and the NCI Building Systems, Inc. Deferred Compensation Plan (333-139983), all on Form S-8, of our reports dated December 19, 2007, with respect to the consolidated financial statements and schedule of NCI Building Systems, Inc. and the effectiveness of internal control over financial reporting of NCI Building Systems, Inc., included in this Annual Report (on Form 10-K) for the year ended October 28, 2007.

/s/ Ernst & Young LLP

Houston, Texas

December 19, 2007